EXHIBIT 99.1
Press release
For immediate distribution
Haemacure Corporation


          HAEMACURE CORPORATION FILES PRELIMINARY SHORT FORM PROSPECTUS
                                  FOR NEW ISSUE


Montreal, Quebec, June 12, 2001 -Haemacure Corporation (TSE: HAE) announces that it has filed a preliminary short form prospectus for a new issue in the province of Quebec. The offering will consist of a treasury issue of common shares. The offering is expected to close by the end of June.

The proceeds of the offering will be used in connection with the completion of the regulatory approval process for the Hemaseel APR manufacturing facility at the Bio Products Laboratory located in Elstree, England, for the completion of clinical trials with respect to Hemaseel APR, and for a payment under a license agreement in respect of Hemaseel APR.

Haemacure confirms that the common shares will qualify for inclusion in a Quebec Stock Savings Plan.

The underwriter for the public offering is Dlouhy Merchant Group Inc.

Haemacure is a leader in the development, marketing and sale of surgical sealants and related medical devices for the acute surgical wound management market. Haemacure has focused on the development and commercialization of its proprietary and licensed fibrin sealants and surgical devices for use in a broad range of applications. Fibrin sealant is a tissue sealant comprised primarily of fibrinogen and thrombin extracted from human plasma. It is used in surgical procedures to arrest bleeding and as an adjunct to wound healing.

Haemacure's common shares are listed on the Toronto Stock Exchange.

     NOT FOR DISTRIBUTION ON U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

                        For further information, contact:
                                 Mr. Marc Paquin
          President and Chief Executive Officer - Haemacure Corporation
                               Tel: (941) 364-3700
                               Mr. Clement Gagnon
                               CGE Communications
                               Tel: (514) 987-1455